FILED VIA EDGAR
                                                              ---------------

September 20, 2006


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  The Cutler Trust
          File No. 811-07242


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Investment Company Bond (the "Bond") for The Cutler Trust ("Trust") under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Fund, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the period beginning September 30, 2006 to September 30, 2007.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3406.


Very truly yours,


/s/ Cassandra W. Borchers

Cassandra W. Borchers
Assistant Secretary